Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES THE EFFECTIVESS OF THE SELECTIVE CAPITAL REDUCTION

Singapore, August 16, 2024: - Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced that, on August 16, 2024, its previously announced selective capital reduction became effective pursuant to Section 78G of the Companies Act of 1967 of Singapore (the “Selective Capital Reduction”). Capitalised terms not otherwise defined herein shall have the meanings ascribed to them in the circular issued to shareholders of the Company dated May 14, 2024.

The Selective Capital Reduction became effective upon the lodgement of the Court Order, at which time all issued ordinary shares of the Company (the “Shares”) held by shareholders of the Company, except for Shares held by Good Falkirk (MI) Limited, were cancelled. The Cash Distribution of $14.25 for each Participating Share is expected to be paid on August 21, 2024, but, in any case no later than August 27, 2024, by Continental Stock Transfer and Trust Company for shares held at Nasdaq; and via Computershare Investor Services (Pty) Ltd for shares held at Johannesburg Stock Exchange to each Participating Shareholder.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short- term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, or other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ Grindrod Shipping’s vessels in the spot market and Grindrod Shipping’s ability to enter into time charters after Grindrod Shipping’s current charters expire; general economic conditions and conditions in the coal industry; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of Grindrod Shipping’s customers; the failure of counterparties to Grindrod Shipping’s contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute Grindrod Shipping’s growth strategy; international political conditions, including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine; fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the Secured Overnight Financing Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, Grindrod Shipping’s liquidity and the adequacy of cash flows for Grindrod Shipping’s operations; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of Grindrod Shipping’s vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and Grindrod Shipping’s ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in Grindrod Shipping’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 27, 2024. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Responsibility Statement

The Board (including any Directors who may have delegated detailed supervision of the preparation of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

Company Contact:	Investor Relations / Media Contact:
Edward Buttery CEO
Grindrod Shipping Holdings Ltd.	Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower	1 Temasek Avenue, #10-02 Millenia Tower
Singapore, 039192	Singapore, 039192
Email: ir@grindrodshipping.com	Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Website: www.grinshipping.com